Exhibit 3.38

STATE of DELAWARE

CERTIFICATE OF FORMATION

OF

M&M FORT MYERS HOLDINGS, LLC

A DELAWARE LIMITED LIABILITY COMPANY

FIRST: The name of the limited liability company is M&M FORT MYERS HOLDINGS, LLC.

SECOND: The address of the limited liability company’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, and the name of the registered agent of the limited liability company in the State of Delaware is The Corporation Trust Company.

THIRD: The Company shall be dissolved on December 31, 2015, unless sooner dissolved prior to such date under the terms of the limited liability company agreement of the Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of M&M FORT MYERS HOLDINGS, LLC this 30th day of December, 2008.

AUTHORIZED PERSON:

By:	/s/ WILLIAM A. BECKETT
William A. Beckett